Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Altimeter Growth Corp.

Commission File No.: 001-39573

Altimeter Growth Corp. (NASDAQ: AGC) Announces Effectiveness of Registration Statement and Extraordinary General Meeting Date for Proposed Business Combination with Grab

•	Extraordinary General Meeting of AGC shareholders to approve proposed business combination with Grab to be held on November 30, 2021 at 12 p.m. ET

•	Record date for the Extraordinary General Meeting is November 5, 2021

•

For assistance voting your shares, please contact Okapi Partners LLC, AGC’s proxy solicitor, by emailing info@okapipartners.com, calling +1.888.785.6709, or mailing 1212 Avenue of the Americas, 24th Floor, New York, NY 10036

SINGAPORE AND MENLO PARK, CALIF. – November 19, 2021 – Altimeter Growth Corp. (“AGC” or the “Company”) (NASDAQ: AGC), a publicly traded special purpose acquisition company, today announced that the U.S. Securities and Exchange Commission (“SEC”) has declared effective the registration statement of Grab Holdings Limited (“GHL”) on Form F-4 (as amended, the “Registration Statement”) relating to the Company’s proposed business combination with Grab Holdings Inc. (“Grab”), Southeast Asia’s leading superapp. AGC recommends its shareholders vote in favor of the proposed business combination and the related proposals described in the Company’s definitive proxy statement dated November 19, 2021 contained in the Registration Statement (the “Proxy Statement”), at AGC’s Extraordinary General Meeting (the “Extraordinary General Meeting”). The Extraordinary General Meeting will be held at 12:00 p.m. Eastern Time on November 30, 2021, at the offices of Ropes & Gray LLP, located at 800 Boylston Street, Boston, MA 02199, or virtually via live webcast at https://www.cstproxy.com/altimetergrowth/2021, as further described in the Proxy Statement. Shareholders will be permitted to attend the Extraordinary General Meeting in person only to the extent consistent with, or permitted by, applicable law and directives of public health authorities, and virtual attendance of the Extraordinary General Meeting is strongly encouraged.

AGC shareholders as of November 5, 2021, the record date for the Extraordinary General Meeting (the “record date”), are entitled to vote their shares either in person, remotely or by proxy card in advance to ensure that their shares will be represented at the Extraordinary General Meeting.

Every shareholder’s vote is important, regardless of the number of shares held. As such, all shareholders as of the record date are encouraged to vote as soon as possible and should reference the instructions below.

VOTING YOUR SHARES

If you are a holder of record of AGC shares on the record date, you may vote in person or remotely at the Extraordinary General Meeting or by submitting a proxy card in advance for the Extraordinary General Meeting. The Extraordinary General Meeting will be held at 12:00 p.m. Eastern Time, on November 30, 2021 at the offices of Ropes & Gray LLP located at 800 Boylston Street, Boston, MA 02199, and virtually via live webcast at https://www.cstproxy.com/altimetergrowth/2021. You may attend the Extraordinary General Meeting online, vote and submit your questions during the Extraordinary General Meeting by visiting https://www.cstproxy.com/altimetergrowth/2021 and entering the control number on your proxy card.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee as soon as possible to ensure that votes related to the shares you beneficially own are properly voted. You must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote remotely, obtain a proxy from your broker, bank or nominee and a control number from Continental available by emailing proxy@continentalstock.com.

About Grab

Grab is Southeast Asia’s leading superapp based on GMV in 2020 in each of food deliveries, mobility and the e-wallets segment of financial services, according to Euromonitor. Grab operates across the deliveries, mobility and digital financial services sectors in over 400 cities in eight countries in the Southeast Asia region—Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. Grab enables millions of people each day to access its driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance, wealth management and telemedicine, all through a single “everyday everything” app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and since then, the Grab app has been downloaded onto millions of mobile devices. Grab strives to serve a double bottom line: to simultaneously deliver financial performance for its shareholders and a positive social impact in Southeast Asia.

About Altimeter

Altimeter Capital Management, LP is a leading technology-focused investment firm built by founders for founders with over $15 billion in assets under management. Altimeter’s mission is to help visionary entrepreneurs build iconic companies, disrupt markets and improve lives through all stages of growth. Altimeter manages a variety of venture and public funds and serves as an expert long-term partner to companies as they enter the public markets.

Contact Information

For inquiries regarding Grab, please contact:

Media

In Asia: press@grab.com

In the United States: Grab-SVC@sardverb.com

Investors

Grab: investor.relations@grab.com

Blueshirt Group: GrabIR@blueshirtgroup.com

For inquiries regarding Altimeter, please contact:

For inquiries regarding voting AGC shares: Okapi Partners LLC, info@okapipartners.com

Media: press@altimeter.com

Investor Relations: IR@altimeter.com

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“GHL”) and Altimeter Growth Corp. (“AGC”) and regarding Grab’s future business expectations which involve risks and uncertainties. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this document are subject to a number of factors, risks and uncertainties, some of which are not currently known to Grab or AGC. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of GHL’s registration statement on Form F-4, the proxy statement/ prospectus therein, AGC’s Quarterly Report on Form 10-Q and other documents filed by GHL or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while GHL, AGC and Grab may elect to update these forward-looking statements at some point in the future, GHL, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Grab, AGC or any other entity.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the business combination, GHL has filed the Registration Statement with the SEC, which was declared effective by the SEC on November 19, 2021, that includes a definitive proxy statement of AGC to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement. AGC and GHL also will file other documents regarding the proposed transaction with the SEC.

This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read the definitive proxy statement in connection with AGC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, GHL, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AGC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or mailing Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, GHL and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.